Exhibit 99.1

On September 29, 2025, CTRL GROUP LIMITED (NASDAQ: MCTR) (the “Company”) announced the launch of its wholly owned subsidiary, Tongjiang Group Limited (the “Subsidiary”), a Hong Kong limited liability company, thereby expanding into high-value-added consulting and international trade services in order to diversify the Company’s business portfolio and enhance its comprehensive service capabilities. The Company expects to expand into emerging markets (such as mainland China, Southeast Asia, and the Middle East) through internet technology services, internet sales and international trade, creating new growth areas for the Company.